Filed Pursuant to Rule 433

Registration Statement No. 333-199784

AKTIEBOLAGET SVENSK EXPORTKREDIT (publ)

(Swedish Export Credit Corporation or SEK)

Green Bonds Pricing Term Sheet

Issuer:	Swedish Export Credit Corporation (SEK)
Principal Amount:	US$500,000,000
Maturity:	June 23, 2020
Issue Price:	99.588% of principal amount plus accrued interest, if any, from June 23, 2015
Benchmark:	UST 1.500% due May 31, 2020
Coupon:	1.875%
Coupon Payment Dates:	Every June 23 and December 23, commencing December 23, 2015
Re-Offer Yield:	1.962%
Net Proceeds to Issuer:	US$497,315,000
Optional Redemption:	Only after the occurrence of certain tax events, at 100.000% of the principal amount thereof plus accrued and unpaid interest to the redemption date
Redemption Price:	100.000% of notional amount
Business Days:	New York and London
Day Count Fraction:	30/360
Payment Days:	Payments will be made on Business Days. If a due date for payment is not a Business Day, payment will be made on the following Business Day, with no adjustment to the amount due.
Legal Format:	SEC Registered US Medium Term Note Program
Governing Law:	New York
Pricing Date:	June 16, 2015
Settlement Date:	June 23, 2015
CUSIP:	00254EMD1
ISIN:	US00254EMD12
Joint Lead Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Crédit Agricole Corporate and Investment Bank HSBC Bank plc SEB Securities, Inc.
Denominations:	US$200,000 with integral multiples of US$1,000 in excess thereof
Settlement:	DTC, Euroclear and Clearstream
Listing:	Application will be made to the Irish Stock Exchange for the notes to be admitted to the Official List and trading on its regulated market. No assurance is offered as to whether listing and admission to trading will occur by the settlement date. They may not occur until a date that is later than the settlement date.
Use of Proceeds:	The proceeds of the bonds will be will be earmarked to support the financing of climate friendly projects according to SEK’s green bond framework.

This communication is intended for the sole use of the person to whom it is provided by us.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Merrill Lynch toll-free at +1-800-294-1322, Crédit Agricole CIB at +44 207 214 6155, HSBC toll-free at +1-866-811-8049 or SEB at +1-212-692-4794.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.